UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Montpelier Re Holdings Ltd.
(Name of Issuer)
Common Shares, 1/6th of a cent par value per share
(Title of Class of Securities)

G62185 10 6
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G62185 10 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Credit Suisse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☒

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
SWITZERLAND
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 19,797
REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 19,797

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,797

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12		TYPE OF REPORTING PERSON BK

Item 1.

(a)	Name of Issuer: Montpelier Re Holdings Ltd.

(b)	Address of Issuer’s Principal Executive Offices: Montpelier House, 94 Pitt's Bay Road, Pembroke HM 08, Bermuda
Item 2.

(a)	Name of Person Filing: Credit Suisse. See Schedule I.

(b)	Address of Principal Business Office or, if none, Residence: Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland

(c)	Citizenship: Switzerland

(d)	Title of Class of Securities: Common Shares, 1/6th of a cent par value per share

(e)	CUSIP Number: G62185 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a(n):

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	[ ]	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	[ ]	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	[ ]	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	[ ]	Group in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned: See response to Item 9 on the cover page.
(b)

Percent of Class:

See response to Item 11 on the cover page.

In general, except as provided in the issuer’s Bye-laws, shareholders have one vote for each Common Share held by them and are entitled to vote on a non-cumulative basis at all meetings of shareholders. The issuer’s Bye-laws provide, among other things, that if, and so long as, the Controlled Shares (as defined below) of any person would otherwise represent more than 9.5% of the voting power of all the shares entitled to vote generally at an election of directors, then the votes conferred by the Controlled Shares owned by such person shall be automatically reduced by whatever amount is necessary so that after any such reduction the votes conferred by the Controlled Shares of such person shall constitute 9.5% of the total voting power of all the shares entitled to vote generally at any election of directors. “Controlled Shares” means, among other things, all Common Shares that a person is deemed to beneficially own, directly, indirectly or constructively (within the meaning of Section 958 of the United States Internal Revenue Code of 1986, as amended). Therefore, as of the date hereof, the Reporting Person believes that it would not be entitled to more than 9.5% of the voting power of all the shares entitled to vote generally at any election of directors.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
See response to Item 5 on the cover page.

	(ii)	Shared power to vote or to direct the vote:
See response to Item 6 on the cover page.

	(iii)	Sole power to dispose or to direct the disposition of:
See response to Item 7 on the cover page.

	(iv)	Shared power to dispose or to direct the disposition of:
See response to Item 8 on the cover page.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company See Schedule I.
Item 8.	Identification and Classification of Members of the Group Not Applicable.
Item 9.	Notice of Dissolution of Group Not Applicable.
Item 10.	Certification Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007

CREDIT SUISSE

By:	/s/ Ivy Dodes
Name:	Ivy Dodes
Title:	Managing Director

Schedule I

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G/A is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”), the Alternative Investments business (the “AI Business”) within the Asset Management division (the “Asset Management division”) and the U.S. private client services business (the “U.S. PCS Business”) within the Private Banking division (the “Private Banking division”) (the “Reporting Person”). The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The ultimate parent company of the Bank is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland. CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the “Traditional AM Business”) and the Private Banking division (other than the U.S. PCS Business) (the “Non-U.S. PB Business”)) may beneficially own securities to which this Schedule 13G/A relates (the “Shares”) and such Shares are not reported in this Schedule 13G/A. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.